UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 10, 2005

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Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

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Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On November 10, 2005, the Company entered into a Credit Agreement with the Lenders referenced therein, and Wachovia Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender, General Electric Capital Corporation, as Syndication Agent, Bank of America, N.A., as Co-Documentation Agent, LaSalle Bank National Association, as Co-Documentation Agent, and Wachovia Capital Markets, LLC, as Sole Lead Arranger and Sole Book Manager (the "2005 Credit Agreement"). The 2005 Credit Agreement provides for a five-year $75,000,000 revolving credit facility having a $10,000,000 sublimit for the issuance of Swingline Loans (as defined in the 2005 Credit Agreement and a $35,000,000 sublimit for the issuance of Letters of Credit (as defined in the 2005 Credit Agreement), which Swingline Loans and Letters of Credit reduce the available commitment under the revolving credit facility on a dollar for dollar basis. In addition, under the 2005 Credit Agreement the Company may, at its option, at any time request incremental borrowings up to an aggregate principal amount of $50,000,000 via an incremental increase in the revolving credit facility and/or through one or more term loan facilities. The commitments under the 2005 Credit Agreement are secured by all of the capital stock of the Company's subsidiaries, as well as a first lien on all tangible and intangible assets of the Company and its subsidiaries; provided, however, that only 65% of the capital stock of a first tier foreign subsidiary must be pledged as collateral to secure the commitments.

Borrowings under the 2005 Credit Agreement bear interest, at the Company's option, at either the Base Rate, plus the Applicable Base Rate Margin or the LIBOR Rate, plus the Applicable LIBOR Rate margin (each term as defined in the 2005 Credit Agreement).

The 2005 Credit Agreement requires prepayment from the net cash proceeds of certain asset sales and other dispositions of property not made in the ordinary course of business, from certain insurance and condemnation recoveries and from certain issuances of debt and/or equity. Base Rate Loans and Swingline Loans (each, as defined in the 2005 Credit Agreement) may be prepaid at any time without penalty. LIBOR Rate Loans (as defined in the 2005 Credit Agreement) may be prepaid at the end of the applicable interest period without penalty. LIBOR Rate Loans prepaid prior to the end of an applicable interest period are subject to payment of any funding losses.

The 2005 Credit Agreement contains certain covenants that, among other things, limit the ability of the Company and certain other subsidiaries to incur indebtedness; incur liens; make loans, advances, investments or acquisitions; liquidate, merge or consolidate with others; sell assets; pay distributions and dividends; issue or exchange capital stock; enter into certain transactions with affiliates; make certain accounting or organizational structure changes; make certain payments or prepayments on subordinated indebtedness; enter into certain restrictive agreements; change the nature of the Company's business or impair the security interests of the Lenders under the 2005 Credit Agreement.

The 2005 Credit Agreement contains events of default including, but not limited to, the failure to make required payments; misrepresentations; the default in performance of certain covenants and conditions; certain cross-defaults; certain events of bankruptcy; insolvency or any Change of Control (as defined in the 2005 Credit Agreement); and certain judgments or environmental claims. Upon the occurrence and continuance of an event of default, amounts due under the 2005 Credit Agreement may be accelerated.

The foregoing description of the 2005 Credit Agreement is qualified in its entirety by reference to the full terms and provision of that agreement.

Item 1.02   Termination of Material Definitive Agreement.

On November 10, 2005, the Company terminated its commitments under the Third Amended and Restated Credit Agreement, dated June 5, 2003, among the Company, the Lenders under the 2003 Credit Agreement (as defined below), Citigroup Global Markets Inc., as Sole Bookrunner and Joint Lead Arranger, Wachovia Securities LLC, as Joint Lead Arranger, Citicorp USA, Inc., as Administrative Agent, Collateral Agent, Issuing Bank and Swingline Lender, Wachovia Bank, National Association, as Syndication Agent, and GE Capital, Key Corporate Capital Inc., LaSalle Bank N.A., and SunTrust Bank, as Documentation Agents (the "2003 Credit Agreement") and used proceeds under the 2005 Credit Agreement to repay amounts outstanding under the 2003 Credit Agreement. The Company has arranged for Wachovia Bank, National Association to issue a backstop letter of credit on its behalf to

Citicorp US in the amount of $11,750,000 until the standby letters of credit under the 2003 Credit Agreement have been retired. As the standby letters of credit are retired, the Company will ratably reduce the backstop letter of credit.

The information provided in Item 1.01 of this Form 8-K is incorporated into this Item 1.02 by reference.

Item 2.03   **Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.**

The information provided in Item 1.01 of this Form 8-K is incorporated into this Item 2.03 by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL

Name: Emil Hensel

Title: Chief Financial Officer

Dated: November 16, 2005

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